Exhibit 99.1

PRESS RELEASE Brussels, 30 July 2015 – 1 / 21

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Second Quarter and

Half Year 2015 Results

Highlights

Except where otherwise stated, the comments below are based on organic figures and refer to 2Q15 and HY15 versus the same period of last year. For important notes and disclaimers please refer to page 16.

•

Revenue: Revenue grew by 4.1% in 2Q15, with solid revenue per hl growth of 6.5%, driven by our revenue management and premiumization initiatives. On a constant geographic basis, revenue per hl grew by 7.1%. In HY15, revenue grew by 5.1% with revenue per hl growth of 7.0%, on both an organic and constant geographic basis

•

Volume: Total volumes declined by 2.2% in 2Q15, with beer volumes down 2.1%, and non-beer volumes down 2.9%. The decline in beer volumes was driven mainly by difficult FIFA World Cup comparables, especially in Brazil and Europe, and challenging trading conditions in several countries, partly offset by good volume growth in Mexico and Latin America South. In HY15, total volumes declined by 1.7%, with own beer volumes down by 1.6% and non-beer volumes down 3.0%

•

Focus Brands: Volumes of our Focus Brands declined by 2.0% in 2Q15 and by 1.1% in HY15. Volumes of our three global brands grew by 6.4% in the quarter, with Budweiser up 6.0%, Corona up 7.8% and Stella Artois up 4.9%. Our global brands grew by 5.6% in HY15

•

Cost of Sales (CoS): CoS increased by 4.8% in 2Q15 and by 7.2% on a per hl basis. This increase was partly due to the impact of a one-time benefit of 57 million USD, reported in 2Q14, linked to the reversal of medical expense accruals in the US. On a constant geographic basis, CoS per hl increased by 7.4% in the quarter. In HY15 CoS grew 4.8% and by 6.6% on a per hl basis. On a constant geographic basis, CoS per hl increased by 6.4% in HY15

•

EBITDA grew by 4.6% in 2Q15 to 4 156 million USD with a margin expansion of 17 bps, driven mainly by top line growth and the timing of our sales and marketing investments. In HY15, EBITDA grew by 7.6% with EBITDA margin expansion of 88 bps

•

Net finance results: Net finance costs (excluding non-recurring net finance results) were 554 million USD in 2Q15 compared to 382 million USD in 2Q14. This increase was driven primarily by other financial results which includes a negative mark-to-market adjustment of 139 million USD in 2Q15, linked to the hedging of our share-based payment programs, compared to a gain of 344 million USD in 2Q14, partially offset by positive currency results and lower interest expenses. Net finance costs were 463 million USD in HY15 compared to 1 248 million USD in HY14

•

Income taxes: Income tax in 2Q15 was 532 million USD with a normalized effective tax rate (ETR) of 17.2%, compared to an income tax expense of 647 million USD in 2Q14 and a normalized ETR of 18.1%. The normalized ETR was 17.6% in HY15 compared to 18.4% in HY14

•

Profit: Normalized profit attributable to equity holders of AB InBev was 1 984 million USD in 2Q15 compared to 2 614 million USD in 2Q14, with organic EBITDA growth being more than offset by unfavorable currency translation, the EBITDA scope adjustment described below, and higher net finance results. Normalized profit attributable to equity holders of AB InBev was 4 278 million USD in HY15, compared to 4 030 million USD in HY14

•	Earnings per share: Normalized earnings per share (EPS) decreased to 1.21 USD in 2Q15 from 1.60 USD in 2Q14, and increased to 2.61 USD in HY15 from 2.47 USD in HY14
•

EBITDA scope change: The 2Q14 results included a one-time positive accounting adjustment of 223 million USD, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the US. This adjustment was reported in the results of North America, as a positive scope change in other operating income, and therefore excluded from organic growth. Accordingly, a negative scope change of the same amount has been reported in 2Q15

•

Share Buyback Program: The one billion USD share buyback program announced on 26 February 2015 was completed on 22 June 2015. The shares acquired fulfill our immediate commitments under the stock ownership plan.

•	2015 Half Year Financial Report: The report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 30 July 2015 – 2 / 21

Figure 1. Consolidated performance (million USD)
	2Q14	2Q15	Organic growth
Total Volumes (thousand hls)	119 002	116 799	-2.2%
AB InBev own beer	107 122	105 409	-2.1%
Non-beer volumes	10 838	10 521	-2.9%
Third party products	1 042	869	-2.3%
Revenue	12 201	11 052	4.1%
Gross profit	7 334	6 590	3.7%
Gross margin	60.1%	59.6%	-26 bp
Normalized EBITDA	4 851	4 156	4.6%
Normalized EBITDA margin	39.8%	37.6%	17 bp
Normalized EBIT	4 054	3 382	3.4%
Normalized EBIT margin	33.2%	30.6%	-22 bp

Profit attributable to equity holders of AB InBev	2 818	1 929
Normalized profit attributable to equity holders of AB InBev	2 614	1 984

Earnings per share (USD)	1.73	1.18
Normalized earnings per share (USD)	1.60	1.21
	HY14	HY15	Organic growth
Total Volumes (thousand hls)	224 995	224 162	-1.7%
AB InBev own beer	200 832	200 498	-1.6%
Non-beer volumes	22 670	21 995	-3.0%
Third party products	1 493	1 669	-1.5%
Revenue	22 806	21 505	5.1%
Gross profit	13 652	12 843	5.3%
Gross margin	59.9%	59.7%	12 bp
Normalized EBITDA	8 731	8 123	7.6%
Normalized EBITDA margin	38.3%	37.8%	88 bp
Normalized EBIT	7 181	6 595	7.2%
Normalized EBIT margin	31.5%	30.7%	61 bp

Profit attributable to equity holders of AB InBev	4 190	4 610

Normalized profit attributable to equity holders of AB InBev	4 030	4 278

Earnings per share (USD)	2.57	2.81
Normalized earnings per share (USD)	2.47	2.61

Figure 2. Volumes (thousand hls)
	2Q14	Scope	Organic	2Q15	Organic growth
			growth		Total Volume	Own beer volume
North America	31 602	-244	-269	31 089	-0.9%	-0.9%
Mexico	10 458	-	428	10 886	4.1%	4.1%
Latin America - North	29 385	5	-1 913	27 478	-6.5%	-7.3%
Latin America - South	7 214	145	405	7 764	5.5%	8.7%
Europe	13 468	-94	-1 013	12 361	-7.6%	-7.5%
Asia Pacific	25 047	873	-391	25 529	-1.6%	-1.6%
Global Export and Holding Companies	1 827	-276	141	1 692	9.1%	9.1%
AB InBev Worldwide	119 002	410	-2 612	116 799	-2.2%	-2.1%
	HY14	Scope	Organic	HY15	Organic growth
			growth		Total Volume	Own beer volume
North America	60 521	-231	-1 875	58 416	-3.1%	-3.2%
Mexico	19 376	-	615	19 991	3.2%	3.2%
Latin America - North	60 366	12	-1 618	58 759	-2.7%	-2.7%
Latin America - South	17 424	338	95	17 857	0.5%	3.2%
Europe	22 234	-41	-1 536	20 657	-6.9%	-6.8%
Asia Pacific	39 535	5 439	312	45 286	0.8%	0.8%
Global Export and Holding Companies	5 539	-2 485	143	3 197	4.7%	4.7%
AB InBev Worldwide	224 995	3 032	-3 865	224 162	-1.7%	-1.6%

PRESS RELEASE Brussels, 30 July 2015 – 3 / 21

MANAGEMENT COMMENTS

The second quarter was challenging, with tough comparables from the FIFA World Cup, and weak economic conditions in a number of our markets. Unfavorable weather, especially in the US and China, added to the pressure. However, we started the second half with momentum behind our brands and commercial initiatives, and we expect to accelerate revenue growth for the remainder of the year, when compared to the first half.

Strong revenue per hl growth of 6.5% and good volume growth in Mexico and Latin America South, helped to drive a 4.1% increase in our top line during the quarter.

Beer volumes declined by 2.1% in the quarter:

(i)

Our three global brands delivered very strong results in 2Q15, with volumes increasing by 6.4%. This result was led by Corona with growth of 7.8%, driven by Brazil, Canada, the UK and our global export markets. Budweiser grew by 6.0%, with particularly strong growth in China, while Stella Artois grew by 4.9%, driven by good growth in the US, Argentina, Canada and the UK.

(ii)

In the US, sales-to-wholesalers (STWs) declined by 1.1%. Sales-to-retailers (STRs) were down by 2.2% due to adverse weather conditions in key markets, and some share loss. Budweiser volume trends were very encouraging, and there were also strong performances from our above premium brands. Bud Light brand health continues to improve

(iii)	Mexico delivered another quarter of solid growth with volumes up 4.1%, despite the earlier timing of Easter this year and the benefit of the FIFA World Cup in 2Q14
(iv)

Our beer volumes in Brazil declined by 8.6%, due to a very difficult FIFA World Cup comparable, which accounted for approximately 5.5 percentage points of the decline, and an unfavorable macroeconomic environment

(v)

In China, poor weather across the country and economic headwinds, led to a decline in industry volumes in the quarter. Our own volumes were essentially flat, given our premium mix, with further gains in market share, based on our estimates.

Sales and marketing investments in the quarter grew by 1.2%, on top of the 9.9% growth in 2Q14 which reflected our FIFA World Cup activations. We remain committed to investing in building our brands and global platforms to drive long term revenue growth. We continue to expect an increase in sales and marketing investments in FY15 of mid to high single digits.

Consolidated EBITDA grew by 4.6% in the quarter, with margin up 17 bps to 37.6%.

2015 OUTLOOK

(i)	Volume and Revenue:
•	In the US: We expect industry volumes to improve in FY15 compared to FY14. We expect STWs and STRs to converge on a full year basis
•	In Mexico: We expect beer industry volumes to continue to grow in FY15, driven by the economy and our own commercial initiatives
•	In Brazil: We expect our net revenues to grow by mid to high single digits, helped by continuing growth in premium
•

In China: The poor weather and economic headwinds led to a challenging first six months for the beer industry. However, we expect industry volumes to return to growth in the second half of the year. We expect our revenue per hl to continue to be driven by favorable brand mix

•	Total AB InBev: We expect revenue per hl to grow organically in line with inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix
(ii)

Cost of Sales per hl: We expect CoS per hl to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily BRL/USD), partly offset by favorable global commodity prices, procurement savings and efficiency gains

(iii)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by mid-single digits

PRESS RELEASE Brussels, 30 July 2015 – 4 / 21

(iv)	Sales and Marketing investments: We expect sales and marketing investments to grow by mid to high single digits as we continue to invest behind our brands and global platforms for the long term
(v)

Net Finance Costs: We expect the average coupon on net debt to be in the range of 3.5% to 4.0% in FY15. Net pension interest expense and accretion expenses are expected to be approximately 35 and 80 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs

(vi)

Effective Tax Rate: We are amending our guidance for the normalized ETR in FY15 from a range of 22% to 24%, to a range of 20% to 22%. We expect the normalized ETR to be in the range of 22% to 25% in the period 2016-2018, and in the range of 25% to 27% thereafter. Our normalized ETR guidance continues to exclude the impact of any future gains and losses related to the hedging of our share-based payment programs

(vii)	Net Capital Expenditure: We expect net capital expenditure of approximately 4.3 billion USD in FY15, driven by investments in our consumer and commercial initiatives, and capacity expansion
(viii)

Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	2Q14	2Q15	Organic
			growth
Total volumes (thousand hls)	28 910	28 355	-1.1%
Revenue	3 664	3 600	0.1%
Normalized EBITDA	1 810	1 450	-6.9%
Normalized EBITDA margin	49.4%	40.3%	-303 bp
	HY14	HY15	Organic
			growth
Total volumes (thousand hls)	56 047	53 860	-3.5%
Revenue	7 084	6 856	-2.3%
Normalized EBITDA	3 187	2 738	-6.7%
Normalized EBITDA margin	45.0%	39.9%	-189 bp

In the United States, we estimate industry STRs were down 1.0% in 2Q15, and down 0.8% in HY15. Our own STRs were down 2.2% in the quarter, and down 1.9% in HY15. We estimate our total market share, based on STRs, declined by approximately 55 bps in 2Q15, and by approximately 50 bps in HY15.

Our STWs were down 1.1% in the quarter, and down 3.5% in HY15. We continue to expect our STRs and STWs to converge on a full year basis.

Bud Light STRs were down low single digits during both 2Q15 and HY15, with the brand’s share of the premium light segment essentially flat in the first six months of the year, based on our estimates. We estimate Bud Light’s share of total market was down approximately 35 bps in 2Q15, and 30 bps in HY15. Brand health metrics for Bud Light continue to improve, especially with young adults, driven by our “Up For Whatever” campaign.

Budweiser delivered one of its best volume and market share results in recent years, driven by strong market programs focused on the brand’s quality and heritage credentials. Budweiser STRs declined by low single digits in the quarter, with the brand’s share of total market down approximately 15 bps in both the quarter and HY15, based on our estimates.

Our portfolio of Above Premium brands are performing well, gaining approximately 35 bps of total market share in the quarter, and 25 bps in HY15, based on our estimates. The strongest performances came from Michelob Ultra, Stella Artois and Goose Island which all delivered double digit volume growth in the quarter. These performances were partly offset by the Rita’s which are facing strong competitive pressure.

PRESS RELEASE Brussels, 30 July 2015 – 5 / 21

STRs for our sub-premium brands declined by low single digits in both 2Q15 and HY15, losing approximately 25 bps of total market share in both periods, based on our estimates. We estimate we gained share of the segment in the first six months of the year.

US beer-only revenue per hl grew by 1.2% in the quarter, with the contribution from brand mix below our expectations, primarily due to the performance of the Rita’s.

US EBITDA declined by 6.9% in 2Q15, on an organic basis, with more than half of this decline due to the impact of a one-time benefit of 57 million USD, reported in 2Q14, linked to the reversal of medical expense accruals in the US. EBITDA margin contracted by approximately 300 bps to 40.3% on an organic basis. EBITDA declined by 6.7% in HY15 with an EBITDA margin of 39.9%.

In 2Q14, the US results included a one-time positive accounting adjustment of 223 million USD, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the US. This adjustment was reported as a positive scope change in other operating income, and therefore excluded from organic growth. Accordingly, a negative scope change of the same amount has been reported in 2Q15.

The agreements with Crown Imports, for the distribution of Grupo Modelo products through some of the company’s wholly-owned distributors in the US, and with Monster, for the distribution of its brands through the Anheuser-Busch distribution system, have been terminated. The impact of these terminations on our 2Q15 operating results have been included as scope changes in North America, and therefore excluded from organic growth.

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	2Q14	2Q15	Organic growth
Total volumes (thousand hls)	10 458	10 886	4.1%
Revenue	1 297	1 055	7.9%
Normalized EBITDA	631	569	14.4%
Normalized EBITDA margin	48.7%	53.9%	308 bp
	HY14	HY15	Organic growth
Total volumes (thousand hls)	19 376	19 991	3.2%
Revenue	2 339	1 948	8.0%
Normalized EBITDA	1 062	986	15.0%
Normalized EBITDA margin	45.4%	50.6%	310 bp

Our volumes in Mexico grew by 4.1% in 2Q15, despite an earlier Easter holiday this year, which benefited volumes in 1Q15, and the benefit of the FIFA World Cup in 2Q14. Our Focus Brands, which represent almost 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 6.1% in the quarter. Bud Light and Victoria volumes were particularly strong.

Revenues grew by 7.9% in the quarter, with beer revenue per hl growing by 3.5%, driven by our revenue management initiatives and positive brand mix from Bud Light.

Cost synergies realized during the second quarter amounted to approximately 30 million USD, bringing the total cost savings to date to approximately 770 million USD. As previously communicated, the delivery of cost synergies in 2015 will be weighted towards the second half of the year. We remain committed to delivering our target of 1 billion USD of savings by the end of 2016, with the vast majority expected to come by the end of 2015.

Mexico EBITDA grew by 14.4% to 569 million USD in 2Q15, with an EBITDA margin enhancement of more than 300 bps to 53.9%. The increase in EBITDA was driven by strong top line growth and the delivery of cost synergies. Mexico EBITDA grew by 15.0% in HY15, with EBITDA margin increasing to 50.6%.

PRESS RELEASE Brussels, 30 July 2015 – 6 / 21

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	2Q14	2Q15	Organic growth
Total volumes (thousand hls)	27 484	25 317	-7.9%
Beer volumes	20 234	18 501	-8.6%
Non-beer volumes	7 249	6 817	-6.0%
Revenue	2 342	1 759	4.0%
Normalized EBITDA	1 045	818	9.3%
Normalized EBITDA margin	44.6%	46.5%	229 bp
	HY14	HY15	Organic growth
Total volumes (thousand hls)	56 844	54 612	-3.9%
Beer volumes	42 219	40 580	-3.9%
Non-beer volumes	14 625	14 032	-4.1%
Revenue	4 827	4 030	7.4%
Normalized EBITDA	2 265	2 007	14.0%
Normalized EBITDA margin	46.9%	49.8%	289 bp

Volumes in Brazil came under pressure in the quarter due to a very difficult FIFA World Cup comparable and an unfavorable macroeconomic environment. Our total volumes declined by 7.9% in the quarter, with our beer volumes down 8.6%, and our soft drinks volumes down 6.0%. We estimate that approximately 5.5 percentage points of the decline in our beer volumes in the quarter was driven by the World Cup. Volumes of our premium and near beer brands continue to do very well, finishing the first six months well ahead of last year, led by Budweiser and Skol Beats Senses.

We estimate that our beer market share was down in the quarter reaching a level of 67.6%, following a strong share performance in 2Q14 driven by our FIFA World Cup campaign.

Brazil beer revenue per hl grew by 15.0% in the quarter, benefitting from our revenue management initiatives, increased own distribution and premium brand mix. We also faced an easy comparable, with beer revenue per hl growth of only 3.8% in 2Q14 due to promotional activity around the FIFA World Cup.

We continue to gain share in soft drinks, reaching an all-time high share of total market of 19.6% in the quarter, based on our estimates, driven by strong performances from Pepsi and Guaraná Antarctica.

The macroeconomic environment is challenging and in this context, our commercial focus is to maintain a healthy balance between volume and revenue per hl, driven by our affordability and pack price strategies, supported by disciplined field execution. Our guidance for net revenue growth of mid to high single digits in Brazil in FY15 remains unchanged.

Brazil delivered strong EBITDA growth of 9.3% in the quarter, reaching 818 million USD, with a margin increase of 229 bps to 46.5%. This result was driven by top line growth, and an easy comparable for sales and marketing following the FIFA World Cup, partly offset by an increase in administration expenses due to the timing of variable compensation accruals.

PRESS RELEASE Brussels, 30 July 2015 – 7 / 21

China

Key performance indicators

Figure 6. China (million USD)
	2Q14	2Q15	Organic growth
Total volumes (thousand hls)	21 146	21 952	-0.3%
Revenue	1 082	1 167	6.2%
Normalized EBITDA	269	309	12.1%
Normalized EBITDA margin	24.8%	26.5%	139 bp
	HY14	HY15	Organic growth
Total volumes (thousand hls)	35 559	38 745	1.7%
Revenue	1 935	2 164	10.2%
Normalized EBITDA	443	568	28.0%
Normalized EBITDA margin	22.9%	26.3%	378 bp

We estimate that total industry volumes declined by approximately 6.5% in the quarter and by 4.5% in HY15, with most of the impact being felt in the value and core segments.

Our beer volumes were essentially flat in the quarter, and up 1.7% in HY15. We estimate our market share increased by approximately 100 bps, reaching 18.0% in the quarter.

Our three Focus Brands of Budweiser, Harbin and Sedrin grew by 3.5% in the quarter, with Budweiser maintaining double digit growth. We are continuing to invest behind Budweiser’s leading position in the international premium segment, and have stepped up support for our “Brewed the Hard Way since 1876” quality campaign.

Revenue per hl grew by 6.5% in the quarter, with the majority of the increase coming from improved brand mix, driven mainly by Budweiser.

China EBITDA grew by 12.1% in 2Q15, driven mainly by top line growth, leading to an EBITDA margin improvement of 139 bps to 26.5%. EBITDA grew by 28.0% in HY15 with a margin expansion of 378 bps to 26.3%.

Highlights from our other markets

Our Argentina beer volumes increased by double digits in 2Q15 as a result of a strong industry performance driven by good weather. Our near beer innovation, Quilmes MixxTail Mojito, continues to perform ahead of expectations, and we have recently added two new MixxTail variants, Caipiroska and Caipiroska Strawberry, to the portfolio. Our beer volumes increased by low single digits in HY15.

Own beer volumes in Belgium declined by mid-single digits in the quarter, compared to a growth of 9.3% in 2Q14 driven by our successful FIFA World Cup activations. Our market share remains stable year to date, based on our estimates, supported by gains in the off trade channel.

Canada had a very strong quarter, with our beer volumes increasing by low single digits on the back of a good industry performance. We estimate that we gained market share in both 2Q15 and HY15.

In Germany, own beer volumes declined by mid-single digits in the quarter, due to a strong performance in 2Q14 driven by the FIFA World Cup. We estimate our market share year to date May, for which data is available, is marginally ahead of last year, driven in part by our Beck’s and Franziskaner innovations.

In South Korea, beer volumes were down high single digits in the quarter, due to an industry decline and an estimated market share loss in a very competitive environment. As part of our summer campaign we have launched Premier OB Weizen and new can packaging for Cass.

In the United Kingdom, our own products declined by low single digits in 2Q15, versus a growth of 13.5% in 2Q14 driven by the FIFA World Cup. We estimate that we gained share in the quarter driven by

PRESS RELEASE Brussels, 30 July 2015 – 8 / 21

Stella Artois, supported by the brand’s sponsorship of the Wimbledon tennis tournament, as well as positive results from our Corona activations.

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	2Q14	2Q15	Organic
			growth
Revenue	12 201	11 052	4.1%
Cost of sales	-4 867	-4 462	-4.8%
Gross profit	7 334	6 590	3.7%
Distribution expenses	-1 181	-1 066	-5.4%
Sales and marketing expenses	-1 945	-1 757	-1.2%
Administrative expenses	-670	-618	-10.7%
Other operating income/(expenses)	516	233	5.8%

Normalized profit from operations (normalized EBIT)	4 054	3 382	3.4%
Non-recurring items above EBIT	-86	20
Net finance income/(cost)	-382	-554
Non-recurring net finance income/(cost)	269	-60
Share of results of associates	3	7
Income tax expense	-647	-532
Profit	3 211	2 263
Profit attributable to non-controlling interest	393	334
Profit attributable to equity holders of AB InBev	2 818	1 929

Normalized EBITDA	4 851	4 156	4.6%
Normalized profit attributable to equity holders of AB InBev	2 614	1 984
	HY14	HY15	Organic
			growth
Revenue	22 806	21 505	5.1%
Cost of sales	-9 154	-8 662	-4.8%
Gross profit	13 652	12 843	5.3%
Distribution expenses	-2 225	-2 125	-8.0%
Sales and marketing expenses	-3 606	-3 343	-1.3%
Administrative expenses	-1 359	-1 263	-8.4%
Other operating income/(expenses)	719	483	23.2%

Normalized profit from operations (normalized EBIT)	7 181	6 595	7.2%
Non-recurring items above EBIT	-106	11
Net finance income/(cost)	-1 248	-463
Non-recurring net finance income/(cost)	238	335
Share of results of associates	11	8
Income tax expense	-1 066	-1 125
Profit	5 010	5 361
Profit attributable to non-controlling interest	820	751
Profit attributable to equity holders of AB InBev	4 190	4 610

Normalized EBITDA	8 731	8 123	7.6%
Normalized profit attributable to equity holders of AB InBev	4 030	4 278

Revenue

Consolidated revenue grew by 4.1% in 2Q15, with revenue per hl growth of 6.5%. This result was driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. On a constant geographic basis, revenue per hl grew by 7.1%. In HY15, revenue grew by 5.1% with revenue per hl growth of 7.0%, on both an organic and constant geographic basis.

PRESS RELEASE Brussels, 30 July 2015 – 9 / 21

Cost of Sales (CoS)

Total CoS increased by 4.8% in 2Q15, and by 7.2% on a per hl basis. This increase was driven primarily by unfavorable foreign exchange transactional impacts, and higher depreciation from recent investments in Brazil. The increase was also partly due to the impact of a one-time benefit of 57 million USD, reported in 2Q14, linked to the reversal of medical expense accruals in the US. On a constant geographic basis, CoS per hl increased by 7.4%. In HY15, CoS increased by 4.8%, with a CoS per hl increase of 6.6%, and 6.4% on a constant geographic basis.

Distribution expenses

Distribution expenses grew by 5.4% and by 7.8% on a per hl basis in 2Q15. This increase was driven mainly by increased freight rates in the US, increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands in Brazil, and inflationary increases in Latin America South. Distribution expenses increased by 8.0% in HY15 and by 9.9% on a per hl basis.

Sales and marketing investments

Sales and marketing investments increased by 1.2% in 2Q15. This compares to a growth of 9.9% in 2Q14 which reflected our FIFA World Cup activations. Sales and Marketing investments increased by 1.3% in HY15.

Administrative expenses

Administrative expenses increased by 10.7% in 2Q15 due mainly to the timing of variable compensation accruals. In HY15, administrative expenses increased by 8.4%.

Other operating income

Other operating income grew by 5.8% in 2Q15, on an organic basis, to 233 million USD in 2Q15, due mainly to the timing of incentives in China.

Other operating income, as reported in 2Q14, was 516 million USD and included a one-time positive accounting adjustment of 223 million USD, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the US. This adjustment was reported in the results of North America in 2Q14, as a positive scope change in other operating income, and therefore excluded from organic growth. Accordingly, a negative scope change of the same amount has been reported in 2Q15.

Other operating income increased by 23.2% in HY15, on an organic basis.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	2Q14	2Q15	HY14	HY15
Restructuring (including impairment losses)	-27	-37	-51	-55
Judicial settlement	-	-77	-	-77
Acquisition costs business combinations	-56	-4	-68	-4
Business and asset disposal (including impairment losses)	-3	138	13	147
Impact on profit from operations	-86	20	-106	11

Normalized profit from operations excludes positive non-recurring items of 20 million USD. This amount includes business and asset disposals of 138 million USD, which consists primarily of compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through the company’s wholly-owned distributors in the US, and with Monster for the distribution of its brands through the Anheuser-Busch distribution system. The judicial settlement expense relates to the agreement reached between CADE, the Brazilian Antitrust Authority, and Ambev, regarding the “Tô Contigo” customer loyalty program.

PRESS RELEASE Brussels, 30 July 2015 – 10 / 21

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)
	2Q14	2Q15	HY14	HY15
Net interest expense	-442	-352	-883	-760
Net interest on net defined benefit liabilities	-28	-30	-58	-60
Accretion expense	-83	-73	-158	-149
Other financial results	171	-99	-149	506
Net finance income/(cost)	-382	-554	-1 248	-463

Net finance cost (excluding non-recurring net finance results) was 554 million USD in 2Q15 compared to 382 million USD in 2Q14. This increase was driven primarily by other financial results which includes a negative mark-to-market adjustment of 139 million USD in 2Q15, linked to the hedging of our share-based payment programs, compared to a gain of 344 million USD in 2Q14, partially offset by positive currency results and lower net interest expenses. Net finance cost in HY15 includes a positive mark-to-market adjustment of 618 million USD, linked to the hedging of our share-based payment programs and positive currency results in other financial results, as well as lower net interest expense. Net finance cost in HY14 includes a positive mark-to-market adjustment of 292 million USD, partially offset by negative currency results.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 10 below.

Figure 10. Share-based payment hedge
	2Q14	2Q15	HY14	HY15
Share price at the start of the period (Euro)	76.10	113.80	77.26	93.86
Share price at the end of the period (Euro)	83.90	107.50	83.90	107.50
Number of derivative equity instruments at the end of the period (millions)	28.10	35.50	28.10	35.50

Non-recurring net finance income/(cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)
	2Q14	2Q15	HY14	HY15
Mark-to-market adjustment	269	-60	238	335
Non-recurring net finance income/(cost)	269	-60	238	335

Non-recurring net finance results were -60 million USD in 2Q15 and 269 million USD in 2Q14 resulting from the mark-to-market impact of derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. The deferred share instrument was hedged at an average price of approximately 68 Euro per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

Figure 12. Deferred share instrument hedge
	2Q14	2Q15	HY14	HY15
Share price at the start of the period (Euro)	76.10	113.80	77.26	93.86
Share price at the end of the period (Euro)	83.90	107.50	83.90	107.50
Number of derivative equity instruments at the end of the period (millions)	23.1	23.1	23.1	23.1

PRESS RELEASE Brussels, 30 July 2015 – 11 / 21

Income tax expense

Figure 13. Income tax expense (million USD)
	2Q14	2Q15	HY14	HY15
Income tax expense	647	532	1 066	1 125
Effective tax rate	16.8%	19.1%	17.6%	17.4%
Normalized effective tax rate	18.1%	17.2%	18.4%	17.6%

Income tax expense in 2Q15 was 532 million USD with a normalized effective tax rate (ETR) of 17.2%, compared to an income tax expense of 647 million USD in 2Q14 and a normalized ETR of 18.1%. The normalized ETR in 2Q15 was favorably impacted by changes in the country profit mix, partly offset by the negative impact of the mark-to-market adjustment of 139 million USD linked to the hedging of our share-based payment programs.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 393 million USD in 2Q14 to 334 million USD in 2Q15, with a strong operating performance in Ambev being offset by currency translation effects.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	2Q14	2Q15	HY14	HY15
Profit attributable to equity holders of AB InBev	2 818	1 929	4 190	4 610
Non-recurring items, after taxes, attributable to equity holders of AB InBev	65	-5	78	3
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	-269	60	-238	-335
Normalized profit attributable to equity holders of AB InBev	2 614	1 984	4 030	4 278

Normalized profit attributable to equity holders of AB InBev decreased to 1 984 million USD in 2Q15 from 2 614 million USD in 2Q14. This decrease was driven by unfavorable currency translation, the EBITDA scope adjustments mentioned earlier, and higher net finance costs, partly offset by organic growth in EBITDA. Normalized profit attributable to equity holders of AB InBev was 4 278 million USD in HY15, compared to 4 030 million USD in HY14.

Normalized EPS

Figure 15. Earnings per share (USD)
	2Q14	2Q15	HY14	HY15
Basic earnings per share	1.73	1.18	2.57	2.81
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.04	-	0.05	-
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	-0.17	0.03	-0.15	-0.20
Normalized earnings per share	1.60	1.21	2.47	2.61

Normalized earnings per share (EPS) decreased to 1.21 USD in 2Q15 from 1.60 USD in 2Q14, and increased to 2.61 USD in HY15 from 2.47 USD in HY14

PRESS RELEASE Brussels, 30 July 2015 – 12 / 21

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 16. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	2Q14	2Q15	HY14	HY15
Profit attributable to equity holders of AB InBev	2 818	1 929	4 190	4 610
Non-controlling interests	393	334	820	751
Profit	3 211	2 263	5 010	5 361
Income tax expense	647	532	1 066	1 125
Share of result of associates	-3	-7	-11	-8
Net finance (income)/cost	382	554	1 248	463
Non-recurring net finance (income)/cost	-269	60	-238	-335
Non-recurring items above EBIT (incl. non-recurring impairment)	86	-20	106	-11
Normalized EBIT	4 054	3 382	7 181	6 595
Depreciation, amortization and impairment	797	774	1 550	1 528
Normalized EBITDA	4 851	4 156	8 731	8 123

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

PRESS RELEASE Brussels, 30 July 2015 – 13 / 21

FINANCIAL POSITION

Figure 17. Cash Flow Statement (million USD)
	HY14	HY15
Operating activities
Profit	5 010	5 361
Interest, taxes and non-cash items included in profit	3 442	2 829
Cash flow from operating activities before changes in working capital and use of provisions	8 452	8 190
Change in working capital	-1 121	- 965
Pension contributions and use of provisions	- 210	- 194
Interest and taxes (paid)/received	-2 425	-2 336
Dividends received	25	19
Cash flow from operating activities	4 721	4 714
Investing activities
Net capex	-1 579	-1 609
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-5 499	- 220
Proceeds from the sale of/(investments in) short-term debt securities	- 39	- 71
Net of tax proceeds from the sale of assets held for sale	- 146	228
Other	- 204	- 272
Cash flow from investing activities	-7 467	-1 944
Financing activities
Dividends paid	-4 299	-4 556
Net (payments on)/proceeds from borrowings	5 667	1 507
Net proceeds from the issue of share capital	72	3
Share buyback	-	-1 000
Other (including net finance (cost)/income other than interest)	- 228	- 196
Cash flow from financing activities	1 212	-4 242
Net increase/(decrease) in cash and cash equivalents	-1 534	-1 472

HY15 recorded a decrease in cash and cash equivalents of 1 472 million USD compared to a decrease of 1 534 million USD in HY14, with the following movements:

•

Cash flow from operating activities reached 4 714 million USD in the first half of 2015 compared to 4 721 million USD in the first half of 2014. Changes in working capital in the first half of 2015 and 2014 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2015 are negatively impacted by the payments related to capital expenditure projects in 2014, which had on average longer payment terms.

•

Cash flow from investing activities was a cash outflow of 1 944 million USD in the first half of 2015 compared to an outflow of 7 467 million USD in the first half of 2014. In HY14, cash outflow from investing activities mainly reflects the acquisition of OB.

•

Cash flow from financing activities amounted to a cash outflow of 4 242 million USD in the first half of 2015, as compared to a cash inflow of 1 212 million USD in the first half of 2014. The cash outflow from financing activities in HY15 reflects the share buyback program announced on 26 February 2015, and higher dividends paid. In HY14, cash inflow from financing activities reflects the funding of the OB acquisition.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2015 amounted to 6 722 million USD. As of 30 June 2015, the company had total liquidity of 14 722 million USD, which consisted of 8 000 million USD available under committed long-term credit facilities and 6 722 million USD of cash, cash equivalents and short-term investments in debt securities

PRESS RELEASE Brussels, 30 July 2015 – 14 / 21

less bank overdrafts. Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

AB InBev’s net debt as of 30 June 2015 was 44.4 billion USD, an increase from 42.1 billion USD as of 31 December 2014. The net debt to normalized EBITDA ratio increased from 2.27x as of 31 December 2014 to 2.48x as of 30 June 2015, on a reported basis.

PRESS RELEASE Brussels, 30 July 2015 – 15 / 21

RECENT EVENTS

BOND ISSUANCE

On 23 July 2015 Anheuser-Busch InBev Finance Inc., a subsidiary of Anheuser-Busch InBev SA/NV issued 565 million USD aggregate principal amount of fixed rate Notes due 2045. The Notes will bear interest at an annual rate of 4.600%.

GUANGZHOU ZHUJIANG BREWERY CO. LTD

On 23 July 2015 Anheuser-Busch InBev entered into a subscription agreement for private placement of shares of Guangzhou Zhujiang Brewery Co., Ltd (“Zhujiang Brewery”), investing no less than 1.6 billion RMB (approximately 258 million USD) to increase its holdings in Zhujiang Brewery to 29.99%, subject to various regulatory approvals. This additional investment allows us to further deepen the strategic partnership with Zhujiang Brewery which started in the early 1980s.

PRESS RELEASE Brussels, 30 July 2015 – 16 / 21

NOTES

AB InBev’s 2Q15 and 2Q14 and HY15 and HY14 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business. The 1Q14 volumes related to the TSA have therefore been treated as a negative scope.

2Q15 EPS is based upon a weighted average of 1 640 million shares compared to 1 632 million shares for 2Q14.

Legal Disclaimer

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 24 March 2015. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

The half year 2015 (HY15) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 17 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2015, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10 and 12 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2015 (except for the volume information)

PRESS RELEASE Brussels, 30 July 2015 – 17 / 21

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Thursday, 30 July 2015:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=933896&s=1&k=B9E4E189E9D13B18E89E41F1B8024A6C

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/77051076

Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Christina Caspersen
Tel: +1-212-573-9283	Tel: +1-212-573-4376
E-mail: karen.couck@ab-inbev.com	E-mail: christina.caspersen@ab-inbev.com

Kathleen Van Boxelaer	Heiko Vulsieck
Tel: +32-16-27-68-23	Tel: +32-16-27-68-88
E-mail: kathleen.vanboxelaer@ab-inbev.com	E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

PRESS RELEASE Brussels, 30 July 2015 – 18 / 21

Annex 1
AB InBev Worldwide	2Q14	Scope	Currency	Organic	2Q15	Organic
			translation	growth		growth
Total volumes (thousand hls)	119 002	410	-	-2 612	116 799	-2.2%
of which AB InBev own beer	107 122	562	-	-2 275	105 409	-2.1%
Revenue	12 201	-243	-1 398	492	11 052	4.1%
Cost of sales	-4 867	126	505	-227	-4 462	-4.8%
Gross profit	7 334	-116	-893	265	6 590	3.7%
Distribution expenses	-1 181	9	169	-63	-1 066	-5.4%
Sales and marketing expenses	-1 945	1	211	-23	-1 757	-1.2%
Administrative expenses	-670	26	95	-68	-618	-10.7%
Other operating income/(expenses)	516	-244	-54	15	233	5.8%
Normalized EBIT	4 054	-324	-472	126	3 382	3.4%
Normalized EBITDA	4 851	-324	-579	207	4 156	4.6%
Normalized EBITDA margin	39.8%				37.6%	17 bp
North America	2Q14	Scope	Currency	Organic	2Q15	Organic
			translation	growth		growth
Total volumes (thousand hls)	31 602	-244	-	-269	31 089	-0.9%
Revenue	4 229	-67	-69	23	4 118	0.6%
Cost of sales	-1 614	55	16	-55	-1 598	-3.5%
Gross profit	2 616	-11	-52	-32	2 520	-1.2%
Distribution expenses	-332	-	12	-21	-340	-6.4%
Sales and marketing expenses	-557	-1	10	-38	-585	-6.7%
Administrative expenses	-111	-2	3	-17	-128	-15.3%
Other operating income/(expenses)	244	-239	-	-2	4	-36.3%
Normalized EBIT	1 861	-253	-28	-110	1 471	-6.8%
Normalized EBITDA	2 045	-253	-31	-104	1 657	-5.8%
Normalized EBITDA margin	48.4%				40.2%	-273 bp
Mexico	2Q14	Scope	Currency	Organic	2Q15	Organic
			translation	growth		growth
Total volumes (thousand hls)	10 458	-	-	428	10 886	4.1%
Revenue	1 297	-149	-183	90	1 055	7.9%
Cost of sales	-377	74	46	-9	-264	-2.9%
Gross profit	919	-75	-136	82	791	9.6%
Distribution expenses	-132	10	17	3	-100	2.8%
Sales and marketing expenses	-213	15	30	-5	-171	-2.2%
Administrative expenses	-123	9	16	4	-93	3.5%
Other operating income/(expenses)	71	-7	-10	3	57	4.8%
Normalized EBIT	522	-46	-82	88	484	18.4%
Normalized EBITDA	631	-50	-97	84	569	14.4%
Normalized EBITDA margin	48.7%				53.9%	308 bp
Latin America - North	2Q14	Scope	Currency	Organic	2Q15	Organic
			translation	growth		growth
Total volumes (thousand hls)	29 385	5	-	-1 913	27 478	-6.5%
Revenue	2 552	1	-682	124	1 995	4.8%
Cost of sales	-937	-1	239	-56	-754	-6.0%
Gross profit	1 614	1	-443	68	1 241	4.2%
Distribution expenses	-349	-	92	-8	-266	-2.6%
Sales and marketing expenses	-377	-	84	43	-251	11.3%
Administrative expenses	-113	-	39	-38	-112	-32.8%
Other operating income/(expenses)	151	-	-43	-1	106	-0.4%
Normalized EBIT	927	1	-272	63	718	6.9%
Normalized EBITDA	1 112	1	-327	118	903	10.6%
Normalized EBITDA margin	43.6%				45.3%	238 bp

PRESS RELEASE Brussels, 30 July 2015 – 19 / 21

Annex 1
Latin America - South	2Q14	Scope	Currency translation	Organic growth	2Q15	Organic growth
Total volumes (thousand hls)	7 214	145	-	405	7 764	5.5%
Revenue	520	12	-60	223	696	42.1%
Cost of sales	-223	-7	27	-84	-288	-36.9%
Gross profit	297	6	-33	139	408	46.0%
Distribution expenses	-57	-	7	-20	-70	-34.9%
Sales and marketing expenses	-87	-	9	-15	-93	-17.8%
Administrative expenses	-21	-	4	-16	-34	-75.1%
Other operating income/(expenses)	-	1	-1	5	5	-
Normalized EBIT	132	6	-15	92	216	67.1%
Normalized EBITDA	176	6	-18	102	264	56.1%
Normalized EBITDA margin	33.8%				37.9%	337 bp

Europe	2Q14	Scope	Currency translation	Organic growth	2Q15	Organic growth
Total volumes (thousand hls)	13 468	-94	-	-1 013	12 361	-7.6%
of which AB InBev own beer	12 985	-94	-	-960	11 931	-7.5%
Revenue	1 498	-21	-337	7	1 147	0.4%
Cost of sales	-611	5	138	13	-455	2.1%
Gross profit	886	-16	-198	19	692	2.2%
Distribution expenses	-140	-	34	-10	-117	-6.9%
Sales and marketing expenses	-331	-1	69	19	-245	5.6%
Administrative expenses	-93	-	22	-3	-74	-3.0%
Other operating income/(expenses)	7	-	-	-3	4	-45.3%
Normalized EBIT	329	-16	-74	22	260	7.1%
Normalized EBITDA	439	-17	-99	21	345	5.1%
Normalized EBITDA margin	29.3%				30.1%	133 bp

Asia Pacific	2Q14	Scope	Currency translation	Organic growth	2Q15	Organic growth
Total volumes (thousand hls)	25 047	873	-	-391	25 529	-1.6%
Revenue	1 492	10	-12	38	1 528	2.5%
Cost of sales	-684	-15	4	-46	-741	-6.7%
Gross profit	808	-5	-7	-9	787	-1.0%
Distribution expenses	-120	-2	1	-3	-124	-2.2%
Sales and marketing expenses	-324	-13	3	-31	-365	-9.6%
Administrative expenses	-96	18	-1	1	-78	1.3%
Other operating income/(expenses)	36	1	-	15	54	42.3%
Normalized EBIT	304	-	-4	-25	274	-8.3%
Normalized EBITDA	431	3	-4	-8	422	-2.0%
Normalized EBITDA margin	28.9%				27.6%	-130 bp

Global Export and Holding Companies	2Q14	Scope	Currency translation	Organic growth	2Q15	Organic growth
Total volumes (thousand hls)	1 827	-276	-	141	1 692	9.1%
Revenue	614	-30	-56	-14	514	-2.4%
Cost of sales	-420	12	34	11	-363	2.7%
Gross profit	194	-16	-22	-3	151	-1.8%
Distribution expenses	-50	2	4	-4	-48	-8.4%
Sales and marketing expenses	-60	1	9	4	-47	6.9%
Administrative expenses	-111	-	12	-	-100	-
Other operating income/(expenses)	7	-1	-1	-1	3	-33.6%
Normalized EBIT	-22	-15	2	-5	-41	-13.6%
Normalized EBITDA	18	-15	-2	-5	-5	-

PRESS RELEASE Brussels, 30 July 2015 – 20 / 21

Annex 2
AB InBev Worldwide	HY14	Scope	Currency translation	Organic growth	HY15	Organic growth
Total volumes (thousand hls)	224 995	3 032	-	-3 865	224 162	-1.7%
of which AB InBev own beer	200 832	2 837	-	-3 170	200 498	-1.6%
Revenue	22 806	-46	-2 399	1 144	21 505	5.1%
Cost of sales	-9 154	39	882	-429	-8 662	-4.8%
Gross profit	13 652	-6	-1 517	715	12 843	5.3%
Distribution expenses	-2 225	-9	285	-176	-2 125	-8.0%
Sales and marketing expenses	-3 606	-71	379	-45	-3 343	-1.3%
Administrative expenses	-1 359	36	171	-110	-1 263	-8.4%
Other operating income/(expenses)	719	-249	-95	108	483	23.2%
Normalized EBIT	7 181	-299	-777	491	6 595	7.2%
Normalized EBITDA	8 731	-277	-967	636	8 123	7.6%
Normalized EBITDA margin	38.3%				37.8%	88 bp
North America	HY14	Scope	Currency translation	Organic growth	HY15	Organic growth
Total volumes (thousand hls)	60 521	-231	-	-1 875	58 416	-3.1%
Revenue	8 012	-67	-108	-119	7 719	-1.5%
Cost of sales	-3 158	55	26	5	-3 073	0.2%
Gross profit	4 854	-11	-82	-114	4 646	-2.4%
Distribution expenses	-649	-	21	-28	-656	-4.4%
Sales and marketing expenses	-1 074	-1	17	-28	-1 085	-2.6%
Administrative expenses	-241	-2	5	-15	-254	-6.4%
Other operating income/(expenses)	258	-238	-	-1	20	-5.0%
Normalized EBIT	3 149	-252	-39	-187	2 671	-6.4%
Normalized EBITDA	3 514	-252	-43	-181	3 038	-5.6%
Normalized EBITDA margin	43.9%				39.4%	-169 bp
Mexico	HY14	Scope	Currency translation	Organic growth	HY15	Organic growth
Total volumes (thousand hls)	19 376	-	-	615	19 991	3.2%
Revenue	2 339	-264	-292	165	1 948	8.0%
Cost of sales	-709	139	76	-15	-508	-2.7%
Gross profit	1 630	-125	-215	150	1 440	10.0%
Distribution expenses	-239	22	29	-10	-197	-4.5%
Sales and marketing expenses	-426	30	51	2	-342	0.6%
Administrative expenses	-242	15	29	1	-196	0.5%
Other operating income/(expenses)	125	-11	-16	11	109	9.8%
Normalized EBIT	848	-69	-122	155	814	19.9%
Normalized EBITDA	1 062	-76	-148	148	986	15.0%
Normalized EBITDA margin	45.4%				50.6%	310 bp
Latin America - North	HY14	Scope	Currency translation	Organic growth	HY15	Organic growth
Total volumes (thousand hls)	60 366	12	-	-1 618	58 759	-2.7%
Revenue	5 213	1	-1 168	437	4 484	8.4%
Cost of sales	-1 819	-1	394	-147	-1 573	-8.1%
Gross profit	3 394	1	-774	290	2 911	8.5%
Distribution expenses	-679	-	156	-63	-587	-9.3%
Sales and marketing expenses	-702	-	141	15	-547	2.1%
Administrative expenses	-250	-	64	-55	-241	-21.8%
Other operating income/(expenses)	258	-	-78	95	274	36.8%
Normalized EBIT	2 021	1	-492	281	1 810	13.9%
Normalized EBITDA	2 377	1	-581	374	2 170	15.7%
Normalized EBITDA margin	45.6%				48.4%	309 bp

PRESS RELEASE Brussels, 30 July 2015 – 21 / 21

Annex 2
Latin America - South	HY14	Scope	Currency translation	Organic growth	HY15	Organic growth
Total volumes (thousand hls)	17 424	338	-	95	17 857	0.5%
Revenue	1 311	28	-155	429	1 614	32.1%
Cost of sales	-492	-15	63	-174	-619	-34.4%
Gross profit	819	13	-92	255	995	30.7%
Distribution expenses	-133	-1	17	-36	-153	-27.0%
Sales and marketing expenses	-173	-	19	-34	-188	-19.9%
Administrative expenses	-49	-	7	-23	-66	-46.9%
Other operating income/(expenses)	-6	2	-	4	-	85.5%
Normalized EBIT	458	13	-49	165	588	35.1%
Normalized EBITDA	542	13	-57	184	681	33.2%
Normalized EBITDA margin	41.3%				42.2%	34 bp

Europe	HY14	Scope	Currency translation	Organic growth	HY15	Organic growth
Total volumes (thousand hls)	22 234	-41	-	-1 536	20 657	-6.9%
of which AB InBev own beer	21 399	-41	-	-1 460	19 898	-6.8%
Revenue	2 483	-17	-552	8	1 922	0.3%
Cost of sales	-1 069	1	246	25	-797	2.3%
Gross profit	1 413	-15	-306	32	1 125	2.3%
Distribution expenses	-249	-1	58	-11	-203	-4.4%
Sales and marketing expenses	-578	-1	127	14	-438	2.4%
Administrative expenses	-182	-	45	-17	-154	-9.3%
Other operating income/(expenses)	8	-	1	-4	5	-54.4%
Normalized EBIT	413	-17	-75	14	335	3.5%
Normalized EBITDA	632	-17	-126	10	499	1.6%
Normalized EBITDA margin	25.5%				26.0%	33 bp

Asia Pacific	HY14	Scope	Currency translation	Organic growth	HY15	Organic growth
Total volumes (thousand hls)	39 535	5 439	-	312	45 286	0.8%
Revenue	2 350	338	-36	169	2 822	7.3%
Cost of sales	-1 152	-172	16	-83	-1 391	-7.2%
Gross profit	1 198	166	-19	86	1 431	7.4%
Distribution expenses	-188	-32	3	-14	-231	-7.3%
Sales and marketing expenses	-527	-100	8	-26	-645	-4.9%
Administrative expenses	-172	23	1	-6	-155	-4.6%
Other operating income/(expenses)	59	1	-	4	65	6.8%
Normalized EBIT	370	58	-7	45	465	11.9%
Normalized EBITDA	604	87	-10	82	762	13.4%
Normalized EBITDA margin	25.7%				27.0%	150 bp

Global Export and Holding Companies	HY14	Scope	Currency translation	Organic growth	HY15	Organic growth
Total volumes (thousand hls)	5 539	-2 485	-	143	3 197	4.7%
Revenue	1 098	-66	-89	54	997	5.2%
Cost of sales	-754	30	61	-39	-702	-5.4%
Gross profit	344	-35	-28	15	295	4.9%
Distribution expenses	-88	4	-	-14	-98	-16.4%
Sales and marketing expenses	-128	2	17	12	-98	9.4%
Administrative expenses	-222	-	20	5	-197	2.3%
Other operating income/(expenses)	17	-3	-2	-	11	-3.3%
Normalized EBIT	-78	-33	7	18	-87	15.9%
Normalized EBITDA	-	-33	-1	19	-15	58.2%